Exhibit 99.1

SAP Revises Full Year Revenue Outlook

     WALLDORF, Germany – July 11, 2002 — Following the first analysis of the preliminary second quarter 2002 results at today’s SAP AG Executive Board meeting, the Board has determined that the previous revenue outlook for full year 2002 cannot be maintained. The Executive Board has, therefore, revised its outlook and now expects full year 2002 revenues to grow by 5 to 10% year-on-year. The Company previously expected full year revenues to grow by around 15%. The Company’s margin expectation remains unchanged. SAP anticipates its operating margin excluding stock-based compensation and acquisition related charges to improve by at least 1 percentage point over the 20% achieved in 2001.

     The updated outlook is based on, among other factors, the preliminary second quarter 2002 results. Total revenues in the second quarter declined by approx. 4% to expected € 1,778 million and software license revenues declined by approx. 23% to anticipated € 496 million. Operating income for the period, excluding stock-based compensation and acquisition related charges, was down by approximately 23% to expected € 326 million.

     In addition, there were impairments of minority investments, which are other than temporary, primarily due to the continuing economic weakness and poor performance of the stock markets and, therefore, lead to impairment charges under US GAAP. As a result, the finance income of SAP in the second quarter 2002 will be impacted by non-recurring and non-cash impairment charges of anticipated € 414 million, which include charges of anticipated total € 318 million from SAP’s around 20% investment in Commerce One. Taking into account these impairment charges, which are not tax-deductible, the net loss in the second quarter 2002 will be around expected € 235 million.